Exhibit 99.1
Home Inns Closes Motel 168 Acquisition
and Pre-Closing Home Inns Portfolio Surpasses 1,000 Hotels
Acquisition Solidifies Home Inns’ Leadership Position and Adds Another Growth Engine
Organic Growth Remains Strong
SHANGHAI, September 30, 2011 - Home Inns & Hotels Management Inc. (“Home Inns”, Nasdaq: HMIN), a leading economy hotel chain in China, announces that it has successfully completed its acquisition of 100% ownership interest of Motel 168 International Holdings Limited (“Motel 168”) today according to a definitive share purchase agreement (the “Share Purchase Agreement”) it entered into on May 27, 2011. In addition, Home Inns announces that by September 30, 2011 it has achieved a key growth milestone of opening over 1,000 hotels separate from the acquisition of Motel 168.
According to the Share Purchase Agreement, the acquisition price of US$470 million, subject to customary purchase price adjustments, consists of approximately US$305 million in cash, and approximately 8.15 million Home Inns’ ordinary shares at a price equivalent to a per-ADS price of US$40.37 (each Nasdaq-traded Home Inns’ ADS represents two ordinary shares). The shares are issued to two selling shareholders of Motel 168, GSS III Monroe Holdings Limited and Merrylin International Investment Limited, and are subject to a six-month lock-up period. The cash portion is funded with Home Inns’ cash on hand, and a US$240 million, 4-year term loan facility provided by BNP Paribas, Chinatrust Commercial Bank, Ltd., Crédit Agricole Corporate and Investment Bank, Credit Suisse AG Singapore Branch, J.P.Morgan, NATIXIS, and Shinhan Asia Limited, as Mandated Lead Arrangers, and Industrial and Commercial Bank of China (Asia) Limited as Lead Arranger. Home Inns is very pleased that this US dollar debut loan was well supported by a strong bank group, demonstrating their confidence in Home Inns despite recent volatile market conditions.
As of September 30, 2011, Home Inns has 1,004 hotels in operation under the Home Inn and Yitel brands, including 500 leased-and-operated hotels, and 504 franchised-and-managed hotels. Home Inns generated total revenue of RMB1.7 billion for the first six months of 2011, and expects its full year revenue to grow between 15 percent to 17 percent over 2010 without taking into account the revenue contribution by Motel 168.
As of September 30, 2011, Motel 168 has 295 hotel locations in operation, including 144 leased-and-operated hotel locations, and 151 franchised-and-managed hotel locations. Motel 168 generated total revenue of approximately RMB700 million for the first six months of 2011. Motel 168’s results will be consolidated into Home Inns’ financial reporting starting from October 1, 2011. Home Inns currently expects the acquisition to result in RMB355 million to 375 million of additional revenue for Home Inns in 2011 post acquisition closing. Home Inns will provide additional details and updates of Motel 168’s historical performance and future outlook when it reports its third quarter financial results in November 2011.
Motel 168’s current CEO, Mr. Binfu Lu will be appointed Executive Vice President of Home Inns and Deputy General Manager of the Motel 168’s brand, reporting directly to Mr. David Sun, Chief Executive Officer of Home Inns. Home Inns will retain the Motel 168 brand in addition to its Home Inn and Yitel brands. It expects to integrate most of the support functions of Motel 168 into Home Inns’ existing corporate platform, including human resources, accounting and finance, and legal, while keeping most front-line business functions brand-specific, including development and operations.
“This is an exciting day for Home Inns as we take a monumental step forward in our company’s history in executing our organic and inorganic growth plans and implementing our multi-brand strategies,” said Mr. David Sun, Chief Executive Officer of Home Inns. “The addition of Motel 168’s brand and hotel portfolio provides us with an additional growth engine alongside our existing hotel network, including the Yitel brand hotels, to deliver continued expansion in China’s attractive economy hotel market. We will be dedicating necessary resources in the next 12 to 18 months to improve the performance of Motel 168 by refreshing the properties and implementing new marketing initiatives and operational best practices. We are confident and excited about Motel 168’s long-term prospects and the contribution it will make to our overall business.”

About Home Inns
Home Inns is a leading economy hotel chain operator in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, its flagship brand, Home Inn, , has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. It launched a mid-to-upscale brand Yitel, , in 2008, and will now also own and operate the Motel 168 brand. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; our ability to integrate acquired business; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor do we purport it to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.
For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898*2004
Email: zjruan@homeinns.com
Cara O’Brien
FTI Consulting
Tel: +852-3768-4537
Email: cara.obrien@fticonsulting.com